[redacted]

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC Mail Processing Section

APR 27 2011

Washington, DC
110

SEC FILE NUMBER
8-68274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LWBJ Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 University Avenue, Suite 410
(No. and Street)

West Des Moines (City) IA (State) 50266-5945 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road (Address) St. Paul (City) MN (State) 55113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Joseph D. Geneser, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LWBJ Investment Services, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. ALLEN
Commission Number 738751
My Commission Expires
1-25-12

NOTARIAL SEAL IOWA

[Signature]
Signature

CEO / CCO
Title

[Signature: Jennifer L. Allen]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LWBJ INVESTMENT SERVICES, LLC

CONTENTS

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Sole Member
LWBJ Investment Services, LLC
West Des Moines, Iowa

We have audited the accompanying statement of financial condition of LWBJ Investment Services, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of LWBJ Investment Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 17, 2011

2675 Long Lake Road, St. Paul, Minnesota 55113-1117 651 483 4521 FAX 651 483 2467
300 Prairie Center Drive, Ste. 300, Minneapolis, Minnesota 55344-7908 952 941 9242 FAX 952 941 0577

LWBJ INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash	$ 20,331
Due from Affiliated Companies	371
Other Assets	2,708
TOTAL ASSETS	$ 23,410

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts Payable	$ 1,699
Total Liabilities	1,699
MEMBER'S EQUITY:	
Contributed Capital	145,498
Accumulated Deficit	(123,787)
Total Member's Equity	21,711
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,410

The accompanying notes are an integral part of the financial statements.

LWBJ INVESTMENT SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LWBJ Investment Services, LLC (the Company) is an Iowa limited liability company and a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company has one member, LWBJ Capital Advisors, LLC (Capital).

The Company was incorporated on April 21, 2009 and commenced operations June 22, 2009.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. As of December 31, 2010, there were no accounting estimates.

Revenues

Retainer fees are earned from investment banking and financial advisory services in accordance with signed agreements for the Company's services.

Transaction fees from providing private placements, merger and acquisition advisory services are earned at the time such transactions are completed.

Income Taxes

The Company is a limited liability company, and its income or loss is taxed to the member as if were a partnership under the internal Revenue Code. Therefore, the financial statements do not include a provision for income taxes.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. This includes positions that the entity is not subject to incomes taxes as a pass-through entity. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the positions. The Company has identified no income tax uncertainties.

The Company's federal and state income tax returns are open to examination for tax year 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management of the Company has evaluated the Company's financial statements for subsequent events through February 17, 2011, the date the financial statements were available to be issued, and is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated company. Charges to operations during the year ended 2010 for rent amounted to $8,750 and for other services amounted to $19,525. In addition, compensation charged to operations includes $12,455 that was recorded as contributed capital and $9,483 paid to an affiliated company.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2010, the Company had net capital of $18,632, which was $13,632 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

NOTE 4 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

LWBJ INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(AVAILABLE FOR PUBLIC INSPECTION)

DECEMBER 31, 2010